SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 3, 2004

TELIASONERA AB

(Translation of registrant’s name into English)

Sturegatan 1, S-106 63 Stockholm, Sweden
(Address of principal executive offices)

0-30340

(Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2004	TELIASONERA AB

	By:	/s/ Jan Henrik Ahrnell

Vice President and Legal Counsel

Press Release

March 3, 2004

TeliaSonera and the Republic of Latvia settles dispute

TeliaSonera and the Republic of Latvia have today agreed to withdraw their respective claims and thereby settle the dispute between them around Lattelekom. The dispute has been the subject of ICC arbitration proceedings since 2000.

Following the settlement, TeliaSonera and the Latvian government have agreed to jointly form a working group to explore various long-term ownership options for the future of the two Latvian telecommunications companies Lattelekom and Latvijas Mobilais Telefons (LMT).

TeliaSonera will, according to the settlement, pay the Republic of Latvia LVL 1 million (SEK 14 million) in recognition of the Republic of Latvia’s costs associated with the arbitration dispute. The parties will also examine the means by which an additional contribution will be made to the Republic of Latvia upon the successful conclusion of discussions with TeliaSonera regarding a transaction involving either or both of the companies Lattelekom and LMT.

“I am very pleased that we have now ended the dispute, which has been damaging not only for the operations of Lattelekom but also for LMT,” says Kenneth Karlberg, President of TeliaSonera Norway, Denmark and the Baltic countries. “The agreement sets the stage for a new spirit of cooperation between TeliaSonera and Latvia, and it is our ambition to resolve ownership issues in the working group that is established.”

The arbitration dispute arose following the Republic of Latvia’s decision to terminate Lattelekom’s exclusive rights to fixed line telecommunications 10 years earlier than agreed in the original privatisation agreement. Latvia, in turn, claimed among other things that Lattelekom’s network had not been digitalized as promised.

_____________________________________________

For further information journalists can contact:

Kjell Lindström, Communications Director, TeliaSonera Norway, Denmark & Baltics,
mobile +46-70-595 44 30 Birgitta Grafström, Communications Manager, TeliaSonera Norway, Denmark & Baltics,
mobile +46-70-555 00 04

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2003 TeliaSonera had 11,957,000 mobile customers (37,610,000 incl associated companies) and 8,061,000 fixed customers (9,160,000 incl associated companies) and 1,631,000 internet customers (1,691,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and the Nasdaq Stock Market in the USA. Pro forma net sales January-December 2003 amounted to SEK 81.7 billion (EUR 9.01 billion). The number of employees was 26,694.